YANZHOU COAL MINING COMPANY LIMITED

Address: 298 Fushan South Road, Shandong Province, China	Tel: (86537) 5385343

Fax: (86537) 5383311

August 7, 2014

VIA EDGAR

Ms. Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Dear Ladies and Gentlemen,

Re: Yanzhou Coal Mining Company Limited Form 20-F for the Year Ended December 31, 2013

Filed April 29, 2014 (File No. 001-14714)

Yanzhou Coal Mining Company Limited (the “Company” or “we”) refers to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) dated July 28, 2014 (the “Comment Letter”) on its Annual Report on Form 20-F (the “Annual Report”). We have included the Staff’s comments in bold and in the order presented in the Comment Letter, and have presented our responses accordingly. Our responses incorporate the responses dated July 22, 2014, which we previously provided in response to a comment letter from the Commission dated July 8, 2014.

Form 20-F for the Year Ended December 31, 2013

Item 5. Operating and Financial Review and Prospects

A. Operating Results, page 71

Results of Operations, page 74

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012, page 74

Income tax gain, page 76

1.	Your proposed disclosure in response to prior comment 3 does not appear to fully explain the significant changes in your effective income tax rate between the reported periods. Please further expand your proposed disclosure to describe the causal factors of the changes in effective income tax rate between the two periods. If there are multiple factors that are responsible for the changes, please quantify the effect for each individual factor that you have identified, if practicable. Your revised disclosure should fully explain the changes in effective income tax rate between periods.

In response to the Staff’s comment, the Company will revise its disclosure as follows:

•	Page 76 of the Annual Report:

Income tax gain

We recorded income tax gains of approximately RMB394.8 million in 2013, as compared to income tax expenses of approximately RMB36.2 million in 2012, primarily due to the decrease in deferred income tax resulting from a loss incurred by Yancoal Australia in 2013.

The effective income tax rate increased from 0.6% in 2012 to 68% in 2013 primarily due to loss incurred by the Company’s Australian operations, which are subject to generally higher income tax rates at a rate of 30%. The resulting income tax gain (after-tax effect of both income taxes and MRRT) of our Australian operations was RMB1,571 million and RMB1,690 million in 2012 and 2013, respectively. Excluding our subsidiaries, we were the major contributor to the income tax of the Group as a whole, with an income tax expense of RMB1,605 million and RMB1,469 million in 2012 and 2013, respectively. The resulting set-off resulted in a net income tax gain of RMB221 million in 2013 and net income tax expense of RMB34 million in 2012. As a result of the foregoing, we experienced a significant fluctuation of our effective income tax rate from 2012 to 2013, as our corresponding effective tax rate was 0.56% and 38.0% in 2012 and 2013, respectively. The remaining income tax gain in 2013 is mainly related to losses incurred by other Chinese subsidiaries.

•	On page 77 of the Annual Report:

Income tax expenses

Our income tax decreased by RMB3,430.7 million, or 99.0%, from approximately RMB3,466.9 million in 2011 to approximately RMB36.2 million in 2012, primarily due to a decrease in current income tax expenses of RMB1,725.2 million and a decrease in the income tax expenses of our Australian subsidiaries of RMB1,085.2 million, which was primarily due to an increase in its deferred tax assets related to the implementation of MRRT.

The effective income tax rate decreased from 28% in 2011 to 0.6% in 2012 primarily due to the Australia MRRT imposed in 2012, which resulted in an one-off income tax benefit in 2012. The Australia MRRT is a minerals tax that applies to our Australian operations at a rate of 22.5%. The MRRT imposed in 2012 amounted to approximately RMB1,085 million. The effective income tax rate in 2012 without taking into the account of the effect of MRRT would have been 18.5%. The remaining effect on the reduction of effective interest rate from 2011 to 2012 is mainly related to non-taxable income such as gain on bargin purchase of Gloucester amounted to RMB 388 million.

Item 18. Financial Statements

Notes to the Consolidated Financial Statements, page F-9

Note 35. Borrowings, page F-79

2.	We note your response to prior comment 4. Please further expand your proposed disclosure in Note 35(ii) to include the actual ratios/amounts for each debt covenant that was granted a waiver. Please also disclose how these actual covenant ratios/amounts are computed by reconciling them to IFRS amounts presented in your financial statements. Please provide us your proposed disclosure.

In response to the Staff’s comment, the Company will revise its disclosure as follows:

•	In Note 35 (ii) (Secured borrowings) of the Annual Report:

In November 2013, the Company’s subsidiary, Yancoal Australia, obtained two amendments to the loan agreement on future compliance for debt covenants in respect of certain bank borrowings amounting to RMB15,111 million (US$2,490 million) and RMB303.4 million (US$50 million), respectively, as of December 31, 2013. These bank borrowings, which amounted to RMB15,414.4 million, were classified as non-current as of December 31, 2013. The amendments were obtained without any consideration paid to the lenders. The relevant covenants of the two borrowings are identical and were required to be tested half-yearly, with an initial test date of December 31, 2013. The amendments obtained deferred the initial test date of the financial covenants to June 30, 2014 and reduced the interest cover ratio, and for the consolidated net worth covenant, to December 31, 2014.

The original covenants required Yancoal Australia to maintain the following as of and/or for the year ended December 31, 2013: (i) a gearing ratio not exceeding 0.9; (ii) interest cover ratio of not less than 1.5; and (iii) consolidated net worth not less than AUD2,000,000,000. Yancoal Australia believed that it could not meet the above debt covenants and requested advance waivers in November 2013. The financial position of Yancoal Australia as of and for the year ended December 31, 2013 did not meet the above debt covenants requirements if required. The actual covenants calculations as of and for the year ended December 31, 2013 as calculated from the annual financial statements of Yancoal Australia, which are prepared in accordance with the Australian Accounting Standards and also complied with IFRS, would have been: (i) a gearing ratio of 0.80; (ii) interest cover ratio of -5.75; and (iii) consolidated net worth of AUD1,212,460,000.

Under the amendments received from the lenders, the covenants have been revised as follows:

•	gearing ratio of Yancoal Australia will not exceed 0.90 on June 30, 2014 and 0.80 thereafter;

•	interest coverage ratio of Yancoal Australia will not be less than 1.5 for the 12 month period ending on June 30, 2014 and 2.0 for the 12 months ending thereafter under the amendments in November 2013; and

•	consolidated net worth of Yancoal Australia is not less than AUD1,600,000,000 on each test date on and after December 31, 2014.

Yancoal Australia has undertaken to maintain the above covenants in accordance with the amendments and the relevant loan agreements. However, we cannot assure you that Yancoal Australia will in the future be able to maintain such covenants or be required to seek additional amendments or waivers under its relevant loan agreements.

•	On page 85 of the Annual Report:

We have obtained two amendments to the loan agreements from Bank of China in November 2013 to amend certain debt covenant requirements prior to December 31, 2013. We will continue to monitor our indebtedness, working capital and liquidity requirements. We believe we will be able to comply with the debt covenant requirements or seek the necessary waivers or amendments if we believe we are unable to comply with such debt covenants. Therefore, we do not expect this to materially and adversely affect our liquidity.

The debt covenants only apply to our subsidiary, Yancoal Australia, and hence the actual covenant ratios/amounts disclosed above cannot be reconciled to the IFRS amounts presented in our financial statements.

We would also like to inform you that subsequently, we obtained two additional amendments from Bank of China in June 2014 to further defer the testing of interest coverage ratio to 12 months ending June 30, 2015, which also reduced the interest cover ratio from not less than 1.5 to not less than 1.15, which we will disclose in the Form 20-F for the year ended December 31, 2014.

3.	In your response to prior comment 4, you indicate the waivers granted will defer the initial test date of the financial covenants to June 30, 2014, which is six months after your December 31, 2013 year end. Please tell us the amount of debt covered by these waivers that was classified as a non-current liability on your December 31, 2013 balance sheet. In addition, please tell us how you considered the guidance in IAS 1.75, requiring the lender to provide a period of grace ending at least twelve months after the reporting period, in concluding this debt was appropriately classified as non-current at December 31, 2013. Please also refer to paragraphs BC47 and BC48 of the Basis for Conclusions on IAS 1.

In response to the Staff’s comment, the Company respectfully submits:

The amount of indebtedness with respect to the amendments to the loan agreements that were classified as a non-current liability as of December 31, 2013 amounted to RMB15,414.4 million since there had been no breach of covenant as of that date. It is our view that IAS1.75 refers to a situation where a borrower actually breaches a covenant and then obtains a waiver after that breach. We submit that our situation is different. We obtained amendments to the agreements and were granted a deferral of the initial test date of the covenants prior to the original test date as of December 31, 2013. As such, this amendment was obtained prior to any actual breach by Yancoal Australia of the applicable debt covenants. In addition, the consent letters of the lenders which granted the deferral also indicated that the revision was a grant of deferral of the initial test date, rather than an actual remedy for the breach of a covenant. Accordingly, we submit that the grant of the amendments from the lenders was only for the purposes of deferring the initial test date of the financial covenants to June 30, 2014 and for the consolidated net worth covenant, to December 31, 2014, and should be construed as a non-current liability.

*             *             *

In addition to the above responses, as requested by the Commission, the Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will instruct our legal counsel to submit the amended Form 20-F through EDGAR upon receipt of your confirmation on our proposed amendments. Please direct any questions or comments regarding our responses to the undersigned at (86) 537-538-3311, with copy to Christopher Shen (+852 2846-2364 / fax +852 2845-0476) or Isabelle Wu (+852 2846-2304 / fax +852 2845-0476) of Baker & McKenzie. Thank you for your consideration of this matter.

Yours sincerely,

/s/ WU Yuxiang
WU Yuxiang, Chief Financial Officer
Yanzhou Coal Mining Company Limited

4